BAT Industries



BRITISH AMERICAN TOBACCO

www.bat.com


03007546

Press Release

25 February 2003

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2002

SUMMARY

	2002	2001	Change
Operating profit before goodwill amortisation and exceptionals	£2,681m	£2,771m	-3%
Pre-tax profit	£2,113m	£2,065m	+2%
Adjusted earnings per share	66.54p	61.82p	+8%
Dividends per share	35.20p	32.00p	+10%

- Operating profit, before goodwill amortisation and exceptionals, was particularly affected by the weakening of key currencies but, at comparable rates of exchange, was up by 3 per cent.

- Group volumes at 777 billion were down nearly 4 per cent, as a result of the planned reduction in duty-free sales and deteriorating economic conditions. The four global drive brands Dunhill, Kent, Lucky Strike and Pall Mall achieved an excellent overall growth of 8 per cent.

- Pre-tax profit was up 2 per cent at £2,113 million benefiting from the absence of exceptional charges and lower net interest paid. Adjusted earnings per share (on a fully diluted basis) rose by 8 per cent to 66.54p, benefiting from the lower net interest, as well as lower effective tax rate and minority charges.

- The Board is recommending a final dividend of 24.5p, up 10 per cent, which will be paid on 22 April 2003. This will take the growth in dividends for the year to 10 per cent.

- The Group is initiating an on-market share buy-back programme under its existing authority from shareholders. R&R Holdings, representing 27.70 per cent of the Ordinary Shares, have indicated that they do not intend to participate in the buy-back.

- The Chairman, Martin Broughton, commented "Taking everything into account, we can be pleased with the progress we have made in 2002. The growth in our global drive brands, the stabilisation of our market share in the USA and the strong performance in Europe demonstrate our resilience, as reflected in the 10 per cent increase in the dividend payout and share buy-back programme. Turning to 2003, the Board is confident that British American Tobacco will continue to improve its competitive position, despite the poor outlook for the world economy at present, as well as increasingly challenging trading conditions. Although the weakness of the US dollar against sterling may affect our published results, the Group's global strategy should succeed in creating further shareholder value."

ENQUIRIES: INVESTOR RELATIONS:

Ralph Edmondson/ 020 7845 1180
Rachael Cummins 020 7845 1519

PRESS OFFICE:

David Betteridge/Sarah Corbey/ 020 7845 2888
Ann Tradigo

BRITISH AMERICAN TOBACCO p.l.c.

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2002

INDEX

British American Tobacco's adjusted earnings per share grew by 8 per cent to 66.54p in 2002, as a result of lower net interest, a much improved tax position and lower minority charges. The increase was achieved despite a 3 per cent decline in operating profit to £2,681 million, before goodwill amortisation and exceptionals, largely caused by the impact of weak currencies on the translation of profits into sterling and the planned decline in duty-free sales. At constant rates of exchange, operating profit would have been some 3 per cent up.

Given the underlying strength of the business and the Group's proven ability to generate cash, the Directors have proposed a Final Dividend of 24.5p, payable on 22 April, making an increase for the year as a whole of 10 per cent. In addition, the Group is initiating an on-market share buy-back programme under its existing authority from shareholders. The programme will be earnings enhancing and will not preclude us from taking advantage of the continuing consolidation in the tobacco industry, should the opportunity arise. R&R Holdings, representing 27.70 per cent of the Ordinary shares, have indicated that they do not intend to participate in the buy-back.

The single most encouraging aspect of the results for the year as a whole is the impressive growth in the Group's global drive brands. Dunhill, Kent, Lucky Strike and Pall Mall grew by 8 per cent between them. The star performer was Dunhill, as sales of the brand exceeded 30 billion cigarettes for the first time. Although Lucky Strike declined in 2002, as a result of the planned reduction in duty-free sales, the brand should return to growth in 2003, while Dunhill, Kent and Pall Mall should maintain their progress.

Trading in the US has been reshaped by higher state excise taxes and an escalation in the use of price discounting and promotional product. In this highly competitive and fast changing environment, Brown & Williamson stabilised its market share and positioned the company for sustainable growth through key strategic brands like Kool and Pall Mall.

One of the keys to B&W's performance has been the pursuit of a 'right price' strategy, which in the case of Pall Mall and other brands like Misty and Capri is achieved through a pioneering use of everyday low prices (EDLP).

We began the practice of reducing factory list prices of some major value brands in 2000 to increase productivity and reduce the enormous administrative burden of price discounting on a store-by-store basis which is so prevalent in the US market. So successful has the approach been that the market leader has adopted a similar programme.

We are optimistic that our latest 'round' of new manufacturing investments in South Korea, Nigeria and Turkey, will follow the experience of Eastern Europe and prove a good source of future growth and profits over time. Considerable progress has already been made, while our discussions in China continue, albeit more slowly than we would like.

Alongside revenue, the other major component of profit growth is cost control. Recent trends on costs are positive. Over the last two years, product costs per mille have reduced and we have achieved an improvement of close to 13 per cent in terms of the cigarettes produced per man hour. Pleasing as these figures are, we are committed to finding further significant improvements.

Our strategy is to unlock the trapped value throughout the entire supply chain by managing it on an integrated basis, with an increased use of e-business as well as common systems and processes. This will improve product availability and customer service to drive revenue growth, reduce inventories to release cash and reduce supply chain costs to improve earnings.

We aim to reduce overheads and indirect costs to achieve real savings of £200 million per annum by the end of the next five years. To deliver these savings we recognise the need to improve the way we currently operate but we do not want to jeopardise our business effectiveness with cuts made just for short-term effect. The target has deliberately been set over a five-year period to ensure that we design and execute sustainable programmes.

In the current climate, the Board continues to take corporate governance very seriously and welcomes the general thrust of the recent proposals. Dr Ana Maria Llopis, a Non-Executive Director of Reckitt Benckiser, has joined the Board as a Non-Executive Director, while Mr. Johann Rupert will be retiring from the Board at the end of the Annual General Meeting on 15 April.

I would like to thank Johann Rupert very much for the tremendous contribution he has made to the Board since the merger with Rothmans in 1999. It has been a great success by any measure and I am grateful for all his continuing support as our largest shareholder.

Looking back at 2002, it gives me great pleasure to note the smooth transition we have made to the new leadership of Paul Adams and Paul Rayner. They have already made a significant contribution to improving the underlying strength of our business and our ability to compete.

It is satisfying that our own sense of achievement has been echoed by Total Shareholder Returns where, for the second year running, we have been in the upper quartile of the FTSE-100 over three years. Indeed, in the period ending December 2002, the Group ranked second in the FTSE-100 and third out of our peer group of international FMCG companies.

Taking everything into account, we can be pleased with the progress we have made in 2002. The growth in our global drive brands, the stabilisation of our market share in the USA and the strong performance in Europe demonstrate our resilience, as reflected in the 10 per cent increase in the dividend payout and share buy-back programme.

Turning to 2003, the Board is confident that British American Tobacco will continue to improve its competitive position, despite the poor outlook for the world economy at present, as well as increasingly challenging trading conditions. Although the weakness of the US dollar against sterling may affect our published results, the Group's global strategy should succeed in creating further shareholder value.

MARTIN BROUGHTON

Group operating profit, excluding goodwill amortisation and exceptional items set out on pages 19 and 20 was down 3 per cent at £2,681 million. Profit was particularly affected by the weakening of a number of currencies against sterling, especially the US dollar, the South African rand and the Canadian dollar. Excluding the adverse exchange impact of £169 million, profit would have grown by 3 per cent at comparable rates of exchange. There was a strong profit performance from Europe and good performances from America-Pacific and Latin America in the circumstances.

The decrease in Group net revenue of 5 per cent was only 1 per cent at constant rates of exchange, despite the lower volumes.

Group volumes at 777 billion were down nearly 4 per cent from 807 billion. The decline is marginally more than anticipated in December 2001, when the Group announced that the planned reduction in duty-free sales and deteriorating economic conditions would impact volumes.

The four global drive brands, Dunhill, Kent, Lucky Strike and Pall Mall, achieved an excellent overall growth rate of 8 per cent, driven by the outstanding performance of Dunhill and the very strong growth of Pall Mall.

America-Pacific
Profit from the region at £1,018 million was in line with last year, reflecting the net effect of good performances from all the markets in the region, offset by the adverse exchange rate movement when translating the currencies to sterling. The US and Japan increased market share, while a significant market share rise in South Korea led to volume increases which at a regional level more than offset the lower volumes in Canada. Regional volumes increased 1 per cent to 107 billion.

The profit for Imperial Tobacco Canada rose to £437 million, an increase of 7 per cent in local currency. This was achieved through higher gross margins and operating efficiencies, partly offset by lower shipments which were the result of several swingeing provincial and federal government tax increases. These tax increases, resulting in higher cigarette prices, led to a more than doubling of the market share of discount cigarette brands made by small manufacturers. The two key brands, du Maurier and Player's gained share in the premium segment, a segment which however lost share as a result of discount brands and contraband.

Brown & Williamson's contribution from its US cigarette business was £353 million. In the very difficult market conditions prevailing, this was a good performance representing a decrease of 2 per cent in US dollars, while industry profit was substantially down. Although volumes were lower, shipment share improved and ended the year at 11.2 per cent versus 10.9 per cent last year. This was an impressive performance given the increased discounting and free goods promotions by the major companies, higher state excise taxes and the fast growth of the deep-discount category, primarily from the small manufacturers who did not sign up to the MSA and so receive preferential treatment. The results were achieved through effective and efficient pricing and promotional programmes, as well as cost savings. Kool, Pall Mall and Misty

In Japan, both Kent and Kool increased volumes despite total industry volume decline, and contributed to the continued growth in market share. Profit increased mainly due to slightly better volumes and favourable foreign exchange hedging.

By any measure South Korea is a great success story, as Dunhill Lights continued its excellent performance by more than doubling volumes and market share. The Group market share, at the year end, increased from 4.7 per cent to 10.7 per cent, leading to a significant increase in profit.

Asia-Pacific

Asia-Pacific was destined, along with Africa and Middle East, to suffer heavily from the planned reduction in duty-free sales. Not surprisingly therefore profit of £463 million was £46 million below last year, mainly as a result of markedly lower duty-free volumes. The businesses in Australia, Malaysia and the growth markets of Indochina performed well, although results were well down in Singapore following aggressive competitive pricing. Regional volumes at 192 billion were down 6 per cent from last year as higher Indochina and Bangladesh volumes were more than offset by reduced duty-free volumes and pricing-led volume decreases in Pakistan, Indonesia and our associated companies in India.

Australia delivered strong profit growth through higher margins, reduced overheads and the full-year impact of savings in the supply chain. Volumes were slightly ahead of last year, as Winfield, Dunhill and Benson & Hedges continued to grow, despite ongoing discounting in the low price segment. Total market volumes declined significantly less than expected as a result of government efforts to curtail contraband. Profit in New Zealand was in line with last year with a small increase in volumes.

The strong performance of Dunhill in Malaysia, which increased market share and volume, together with the benefit from an excise-driven price increase in late 2001, led to higher profits and an increased overall market share and volumes.

Cambodia achieved significant profit growth, while both Vietnam and Cambodia achieved strong volume growth through the continued good performance by State Express 555 in both markets, Craven 'A' in Vietnam and local brands in Cambodia. In Indonesia, government-mandated price increases delivered increased margins and profit over last year, but led to lower volumes as they hampered efforts to compete effectively in the low price segment.

In Singapore, industry profit has been significantly eroded as a result of aggressive competitive pricing, but the Group's volumes recovered to prior year levels. Profit in Taiwan is in line with last year despite lower volumes.

Our businesses in South Asia performed well. In Pakistan, a general price increase resulted in much higher profits at the expense of lower volumes. The continued growth of Benson & Hedges and the strong market position of John Player Gold Leaf in Bangladesh led to overall market share increasing to over 50 per cent, with a significant increase in volumes and higher profit. Volume growth in Sri Lanka, following a reduction in contraband resulted in higher profits.

The Group's associated companies in India reported increased profit following last year's significant excise-driven price increases, despite the resulting lower volumes and decline in the domestic cigarette market.

Latin America

Our business in this region has performed remarkably well given the exceptionally difficult economic circumstances and political uncertainty in many countries during the year. Profit at £393 million was £35 million lower reflecting the significant weakening of the major currencies versus sterling and lower volumes. The economic conditions, fierce competition, higher prices and downtrading resulted in volumes down 6 per cent to 153 billion, although there were increases in Venezuela and the Caribbean.

In Brazil operating efficiencies and margin improvements through price increases led to a strong growth of profits in local currency. This was achieved despite a change in product mix with downtrading to low price brands and a decline in volumes. The downtrading resulted in Derby, the market leader, losing some share. The high level of contraband and counterfeit in Brazil remains a concern.

Profit in Mexico increased slightly as higher prices and cost reductions were offset by lower volumes and higher excise rates. In Chile, profit increased as the high market share was maintained with increased sales of Belmont, although total volumes were slightly lower. In Central America, lower volumes and higher government levies, partially offset by lower production costs, resulted in a much lower profit. In the Caribbean, profits grew strongly as volumes increased.

Volumes in Argentina were in line with last year and market share was slightly down. Devaluation of the currency and difficult economic circumstances significantly affected the financial performance, although the business continued to operate profitably, in itself a major achievement. In Venezuela, price increases and cost control enabled us to maintain margins despite the weakness of the exchange rate, but unfortunately conditions in the country continued to deteriorate.

Europe
Profit for the region was £547 million, up £42 million as a result of solid market performances in Russia, Ukraine, Poland, Hungary, France and Switzerland. This was achieved despite the significant loss of profit from the dissolution of the UK partnership, a price war in Romania and the excise tax increase in Germany. Regional volumes grew slightly to 233 billion, with key brand share gains in both Western Europe and Eastern Europe.

In Germany, the good market share growth of the key brands Lucky Strike, Pall Mall and Gauloises continued and led to higher volumes and market share overall, although profits suffered as a result of lower margins from not fully recovering the excise tax increase. In France, a significant improvement in profit was achieved as a result of the price increase in January, despite a small decline in market share.

Market share growth in Switzerland was achieved through the strong performance of Parisienne, Lucky Strike and Barclay which, combined with a price increase, led to higher profit. Better margins improved profitability in Italy and Belgium, while in the Netherlands, profit was maintained despite a slight decline in volumes. Growth of Peter Stuyvesant, coupled with higher margins and volumes, were behind a strong profit increase in Greece.

In Russia, profit rose significantly after record sales of Kent, Pall Mall and Vogue, with the result that the business achieved leadership in Moscow and further augmented its market share in the top 30 cities. Volumes were 7 per cent ahead of last year.

Market share growth as a result of higher volumes and price increases towards the end of 2001 were the main drivers for improved results in Poland. Profit was significantly higher in Ukraine as margins improved and volumes grew very strongly with the expansion into secondary cities. Prilucky Osoblivy retained its position as the country's number one brand. Tough competitive conditions led to a profit decline in Romania in spite of volumes almost in line with last year and good share growth of Viceroy. In Hungary, trade marketing initiatives to support brands and strong market share growth, fuelled primarily by Pall Mall, led to higher volumes and profit.

In the Smoking Tobacco and Cigars operations, profit was higher with all product groups showing a strong performance, especially fine cut in the Netherlands and cigars in Russia and Japan.

Africa and Middle East
Profit in this region was £50 million lower at £260 million, as a result of the severe devaluation of the South African rand, lower duty-free volumes and costs incurred in setting up the new operation in Turkey. Regional volumes were down by 11 per cent to 92 billion.

In South Africa, profit in local currency increased as a result of higher margins and an improved product mix with Benson & Hedges, Peter Stuyvesant and Dunhill all increasing market shares and overall volumes stable. Although the year end exchange rate against sterling was stronger than at the end of 2001, the average rate for the year was much weaker which reduced profits reported in sterling by £43 million.

In the rest of the Southern Africa area, profit fell with reduced volumes and the difficulties faced by the Zimbabwe leaf operations.

Profit in Nigeria grew strongly from last year, through a combination of price gains and much higher volumes, primarily Benson & Hedges and London, compared to the start up costs incurred last year.

In the Middle East, profit was in line with last year with a good performance in Saudi Arabia and progress in the Caucasus, but overall results were affected by the costs associated with the market entry in Turkey. Strong volume growth, principally exports to Iran, also contributed to profit.

Non-trading items
The above results were achieved before accounting for any goodwill amortisation and the exceptional items which are described on pages 19 and 20.

DIVIDENDS

The Directors will be recommending to the shareholders at the Annual General Meeting to be held on 15 April 2003 the payment on 22 April 2003 of a final dividend for the year of 24.5p per ordinary share of 25p and convertible redeemable preference shares of 25p.

Valid transfers received by the Registrar of the Company up to 7 March 2003 will be in time to rank for payment of this dividend. Ordinary shares go ex-dividend on 5 March 2003.

The following is a summary of the dividends declared for the years ended 31 December 2002 and 2001.

	2002		2001	
	pence per share	£m	pence per share	£m
(a) On ordinary shares:				
Interim 2002 paid 16 September 2002	10.7	229		
2001 paid 17 September 2001			9.7	208
Final 2002 payable 22 April 2003	24.5	526		
2001 paid 19 April 2002			22.3	478
	35.2	755	32.0	686
(b) On convertible redeemable preference shares:				
Interim 2002 paid 16 September 2002	10.7	13		
2001 paid 17 September 2001			9.7	12
Final 2002 payable 22 April 2003	24.5	29		
2001 paid 19 April 2002			22.3	27
Amortisation of discount		18		18
	35.2	60	32.0	57

The amortisation of discount on preference shares reflects the difference between the share price at the date of the Rothmans transaction and the redemption price in 2004, which is being amortised over the period to the redemption date.

GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	2002 £m	2001 £m
REVENUE		
Subsidiary undertakings	23,330	24,466
Share of associates and joint ventures	1,352	1,228
	24,682	25,694
PROFIT		
Subsidiary undertakings	2,180	2,176
after charging: integration costs		(82)
goodwill amortisation	(378)	(392)
Share of associates and joint ventures	123	121
Total operating profit	2,303	2,297
Sale of business		33
Profit on ordinary activities before interest	2,303	2,330
Net interest - subsidiary undertakings	(184)	(263)
Share of associates' and joint ventures' net interest	(6)	(2)
Profit before taxation	2,113	2,065
Taxation	(818)	(886)
Profit after taxation	1,295	1,179
Minority interests	(143)	(169)
Profit for the year	1,152	1,010
Dividends and other appropriations	(815)	(743)
Retained profit	337	267
Earnings per share: Basic	50.91p	44.43p
Diluted - unadjusted	50.10p	43.97p
Diluted - adjusted	66.54p	61.82p

See notes on pages 18 to 25.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2002 £m	2001 £m
Profit for the year	1,152	1,010
Differences on exchange	70	(631)
Total recognised gains related to the year *(below)*	1,222	379

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS

For the year ended 31 December

	2002 £m	2001 £m
Balance 1 January	4,754	5,097
Total recognised gains related to the year *(above)*	1,222	379
Issue of shares - share options	6	3
Dividends and other appropriations:		
Ordinary shares	(755)	(686)
Convertible redeemable preference shares	(42)	(39)
Amortisation of discount on preference shares	(18)	(18)
Other	18	18
Balance 31 December	5,185	4,754

See notes on pages 18 to 25.

The analyses below for the year ended 31 December include the Group's share of associates and joint ventures.

	Cigarette volumes		Net revenue	
	2002	2001 Restated	2002	2001 Restated
	bns	bns	£m	£m
America-Pacific	107.0	105.9	4,026	4,128
Asia-Pacific	192.5	204.1	1,792	1,911
Latin America	153.0	162.9	1,410	1,619
Europe	232.6	230.2	3,064	3,189
Africa and Middle East	92.2	104.0	1,087	1,192
	777.3	807.1	11,379	12,039

OPERATING PROFIT	2002 £m	2001 Restated £m
America-Pacific	1,018	1,019
Asia-Pacific	463	509
Latin America	393	428
Europe	547	505
Africa and Middle East	260	310
	2,681	2,771
Integration costs		(82)
Goodwill amortisation	(378)	(392)
	2,303	2,297
Operating profit, before exceptional items and goodwill amortisation, restated at comparable rates of exchange	2,850	2,771

The net revenue analysis is based on the external sales in each region less duty, excise and other taxes.

The composition of regions changed from 1 January 2002 and the comparatives have been restated accordingly (see page 18).

QUARTERLY ANALYSES OF PROFIT

The figures shown below have been produced using average rates of exchange for the years ended 31 December 2002 and 2001 respectively, with the previously reported quarterly figures for 2002 restated using average rates for the full year.

	3 months to			
	31.3.02 £m	30.6.02 £m	30.9.02 £m	31.12.02 £m
America-Pacific	223	265	270	260
Asia-Pacific	113	104	132	114
Latin America	100	118	98	77
Europe	116	143	156	132
Africa and Middle East	65	67	75	53
	617	697	731	636
Goodwill amortisation	(94)	(94)	(95)	(95)
Profit on ordinary activities before interest	523	603	636	541
Net interest - subsidiary undertakings	(59)	(47)	(31)	(47)
Share of associates' and joint ventures' net interest	(1)	(1)	(3)	(1)
Profit before taxation	463	555	602	493

	3 months to			
	31.3.01 Restated £m	30.6.01 Restated £m	30.9.01 Restated £m	31.12.01 Restated £m
America-Pacific	201	268	269	281
Asia-Pacific	112	113	145	139
Latin America	100	124	111	93
Europe	113	134	141	117
Africa and Middle East	76	74	101	59
	----	----	----	----
	602	713	767	689
Integration costs		(73)	(6)	(3)
Goodwill amortisation	(96)	(98)	(99)	(99)
	----	----	----	----
Total operating profit	506	542	662	587
Sale of business	33			
	----	----	----	----
Profit on ordinary activities before interest	539	542	662	587
Net interest - subsidiary undertakings	(70)	(74)	(71)	(48)
Share of associates' and joint ventures' net interest	(2)	(1)	(1)	2
	----	----	----	----
Profit before taxation	467	467	590	541
	====	====	====	====

GROUP BALANCE SHEET

31 December

	2002 £m	2001 £m
Fixed assets		
Intangible assets	6,248	6,546
Tangible assets	2,602	2,678
Investments in associates and joint ventures	347	274
Other investments	473	512
	9,670	10,010
Current assets		
Stocks	2,599	2,748
Debtors	2,082	2,173
Current investments	163	331
Short term deposits and cash	1,772	1,968
	6,616	7,220
TOTAL ASSETS	16,286	17,230
Capital and reserves		
Share capital	576	575
Share premium account	27	10
Merger reserves	3,999	4,231
Capital redemption reserve	30	30
Other reserves	547	529
Profit and loss account	6	(621)
Shareholders' funds (including non-equity interests)	5,185	4,754
Minority shareholders' equity interest	267	329
	5,452	5,083
Other liabilities		
Provisions for liabilities and charges	1,350	1,467
Borrowings	5,314	6,150
Creditors	4,170	4,530
	10,834	12,147
TOTAL FUNDS EMPLOYED	16,286	17,230

See notes on pages 18 to 25.

GROUP CASH FLOW STATEMENT

For the year ended 31 December

	2002 £m	2001 £m
Net operating cash flow from subsidiary undertakings	2,946	3,279
Dividends from associates	40	38
Net cash inflow from operating activities	2,986	3,317
Returns on investments and servicing of finance	(405)	(586)
Taxation	(907)	(858)
Capital expenditure and financial investment	(503)	(455)
Net cash generation	1,171	1,418
Disposals less acquisitions	25	(342)
Equity dividends paid	(707)	(638)
Cash flow	489	438

NOTES

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements comprise the audited results for the years ended 31 December 2002 and 31 December 2001.

The audited Group results have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Accounting Standard FRS17 on Retirement Benefits was issued in 2001 and represented a radical change in accounting for pension costs and other post retirement benefits. The standard requires financial statements to reflect the assets and liabilities arising from retirement benefit obligations and any related funding, measured at fair value. The charge to income will be analysed in more detail and there will be additional disclosures.

During 2002 the Accounting Standards Board decided to allow deferral of full implementation of FRS17 until 2005, while the International Accounting Standards Board considers revisions to its standard on employee benefits.

Consequently, as the Group still reports under SSAP24 and is continuing to make use of the transitional arrangement permitted under FRS17, the reported income and shareholders' equity is not affected by the standard. However, additional disclosures are being made as required by the standard. The impact of FRS17 would be to increase Group pre-tax profit for 2002 by £4 million.

The impact of FRS17 would reduce reported shareholders' funds at 31 December 2002 by £561 million (2001 £106 million). In 2002 changes were made to the contractual trust agreement that governs the main pension scheme in Germany, such that the scheme is now treated as a funded scheme under FRS17 from 1 January 2002. If this had applied in 2001, then the effect of FRS17 on shareholders' funds would have been reduced from £106 million to £14 million. A key factor in the increased impact of FRS17 on shareholders' funds is the decline in equity markets during 2002.

CHANGES IN THE GROUP

With effect from 1 January 2002 the composition of the regions was changed to ensure the most efficient grouping of markets, taking account of political and economic patterns of influence, as well as the organisation of the supply chain. The markets of South Asia (Pakistan, Bangladesh and Sri Lanka) together with our associated companies in India now form part of Asia-Pacific. Also the markets of Central Asia became part of the Europe region. These transferred markets were formerly part of the Amesca region, which is now renamed Africa and Middle East. The comparative numbers have been restated accordingly.

On 30 January 2001, it was announced that the Group's Australian subsidiary had entered into an agreement under which the Group proposed to acquire the remaining 40.5 per cent shareholding of that company that it did not already own. This transaction was completed on 11 May 2001 at a cost of Aus$1.1 billion (£393 million), resulting in goodwill of £311 million which is being amortised over 20 years. Following the transaction, the company was delisted from the Australian Stock Exchange.

Following the restructuring of its Malaysian businesses in 1999, the Group had an operating subsidiary and a 54.7 per cent holding in a separate non-trading company whose assets were primarily short term deposits. In May 2002, the holding in this separate company was sold for book value.

CONVERTIBLE REDEEMABLE PREFERENCE SHARES

British American Tobacco p.l.c. issued ordinary shares and convertible redeemable preference shares in consideration for the acquisition of Rothmans International in 1999. In accordance with the terms of the convertible redeemable preference shares, the preference shares are redeemable in June 2004 at a price of 675p each, unless previously redeemed or converted.

EXCHANGE RATE EFFECTS

The results of overseas subsidiaries and associates have been translated to sterling for the purpose of this report at average rates of exchange. The operating profit before exceptional items was adversely affected by approximately £169 million as the average rates of a number of currencies weakened against sterling, primarily the US dollar, the South African rand and the Canadian dollar.

The principal exchange rates used were as follows:

	Average		Closing	
	2002	2001	2002	2001
US dollar	1.504	1.440	1.610	1.455
Canadian dollar	2.361	2.229	2.543	2.323
Euro	1.581	1.608	1.534	1.635
South African rand	15.739	12.330	13.814	17.458

EXCEPTIONAL ITEMS

In 2002 there were no exceptional items. The comparative year included integration costs which were the costs incurred in integrating Rothmans into the British American Tobacco Group and the consequential restructuring of the enlarged Group. The cost for 2001 was mainly in respect of rationalisation in Europe.

GOODWILL AMORTISATION

The amortisation charge of £378 million (2001 £392 million) is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000. The reduction in the charge reflects the impact of exchange rate movements shown above.

SALE OF BUSINESS

In 2001 the Group sold its pipe tobacco business in South Africa to Swedish Match, resulting in a non-taxable profit on disposal of £33 million.

INTEREST AND INTEREST COVER

The net interest paid was £75 million lower at £190 million and reflects the benefits of the Group's cash flow, lower interest rates and interest received as a result of a reassessment of net tax payments in the US, partly offset by the financing costs of the acquisition of the minority shares in Australia in May 2001.

The Group's interest cover was distorted by goodwill amortisation in 2002 and 2001, as well as by exceptional items and the profit on the sale of a business in 2001. On an adjusted basis, interest cover based on a profit before interest paid over interest paid, continued to grow and was strong at 8.6x (2001 7.2x).

TAXATION

	Year to	
	31.12.02 £m	31.12.01 £m
UK	-	(7)
Overseas	822	862
Adjustments in respect of prior periods	(44)	-
Current taxation	778	855
Deferred taxation	(5)	(13)
British American Tobacco p.l.c. and subsidiary undertakings	773	842
Share of associates	45	44
	818	886
Tax rate	38.7%	42.9%

The tax rates in both 2002 and 2001 were adversely affected by goodwill amortisation, while the 2001 tax rate benefited from the inclusion of the tax-free capital gain realised in South Africa (see above). The underlying tax rate reflected in the adjusted earnings per share shown below was 32.8 per cent (2001 36.6 per cent). The improvement in the rate at both published and underlying rate levels reflects a change in the mix of profits and the resolution of various outstanding tax issues.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the average number of ordinary shares in issue during the year (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilution effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been distorted by exceptional items and goodwill amortisation. To illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share Year to	
	31.12.02 (pence)	31.12.01 (pence)
Unadjusted earnings per share	50.10	43.97
Effect of goodwill amortisation	16.44	17.07
Effect of integration costs		2.22
Effect of sale of business		(1.44)
Adjusted earnings per share	66.54	61.82

Similar types of adjustments would apply to basic earnings per share which, on an adjusted basis, would be 68.53p (2001 63.55p) compared to unadjusted amounts of 50.91p (2001 44.43p).

GROUP RESERVES

The Group reserve movements are summarised on page 12.

During 2002 there was an increase in reserves of £70 million due to exchange, notably affected by the year end South African rand rate, which strengthened from 17.46 to 13.81.

Shareholders' funds comprise £4,393 million (2001 £3,980 million) of equity interests and £792 million (2001 £774 million) of non-equity interests.

CASH FLOW

The Group's cash flow is summarised on page 17.

Net operating cash flow was £331 million lower at £2,986 million, principally reflecting a lower reduction in working capital, following the significant improvement in 2001.

Investment returns and finance costs (which include preference and minorities' dividends, as well as interest) were £181 million better at £405 million, reflecting improved net interest, coupled with one-off payments in 2001 and lower minority dividends. However these were partly offset by increased tax outflows, due mainly to the timing of payments, as well as higher net outflows for capital expenditure and financial investment.

Disposals less acquisitions resulted in a net inflow of £25 million in 2002, principally due to the sale of a non-trading Malaysian company (page 19). The £342 million outflow in 2001 largely resulted from the buyout of minority shareholdings in Australia.

After equity dividends of £707 million, the net cash inflow was £489 million with the impact of the short term deposits disposed of on the company sale noted above largely offset by a £91 million positive exchange impact, the Group's net debt fell by £472 million to £3,379 million.

The net debt movement was reflected in total borrowings down by £836 million to £5,314 million and cash and short term investments down by £364 million to £1,935 million.

CONTINGENT LIABILITIES

There are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Product liability litigation
Group companies, notably Brown & Williamson Tobacco Corporation ('B&W'), as well as other leading cigarette manufacturers are defendants, principally in the United States, in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

US litigation
The total number of US product liability cases pending at year end involving Group companies was approximately 4,219 (31 December 2001, 4,419 cases). UK based Group companies were named as co-defendants in some 1,272 of those cases (2001, 1,387 cases). Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant. The cases fall into four broad categories:

1. **Medical reimbursement cases** These civil actions seek to recover amounts spent by government entities and other third party providers on health care and welfare costs claimed to result from illnesses associated with smoking. Despite the almost uniform success of the industry's defence to these actions to date, the US Department of Justice has filed a suit seeking reimbursement for Medicare and other health expenses incurred by the US Federal Government as well as various equitable remedies, including paying over of proceeds from alleged unlawful acts. The court has dismissed the reimbursement claims (and has dismissed B.A.T Industries on jurisdictional grounds) but is allowing the government to proceed with its claims for equitable relief. The court has scheduled trial for September 2004.

2. **Class actions** As at 31 December 2002, B&W was named as a defendant in some 47 (31 December 2001, 28) separate actions attempting to assert claims on behalf of classes of persons allegedly injured by smoking. The Engle case (Florida) is currently on appeal. At the end of the second phase of a three phase trial, the jury awarded compensatory damages totalling US$12.7 million to three class representatives (US$5.8 million of which was found to be time barred) and assessed US$17.6 billion in punitive damages against B&W and US$127 billion in total punitive damages against the other major companies in the US tobacco industry. For numerous reasons, B&W remains confident that Engle will eventually be reversed on appeal. Immediate payment of punitive damages pursuant to the verdict is unlikely for a number of reasons.

3. **Individual cases** Approximately 4,123 cases were pending against B&W at 31 December 2002 (31 December 2001, 4,318), filed by or on behalf of individuals in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to environmental tobacco smoke (ETS). Of these cases: (a) approximately two thirds are ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damage claims by class members; (b) approximately one quarter are cases brought in consolidated proceedings in West Virginia; and (c) less than 7 per cent are cases filed by other individuals. In September 2002, the jury in one of the ETS cases brought by Broin class members (French) awarded US$5.5 million in compensatory damages to plaintiff. This award was later reduced by the court to US$500,000. Defendants are appealing this award.

4. **Other claims** As at 31 December 2002, 8 (31 December 2001, 15) cases were pending on behalf of asbestos companies, seeking reimbursement for costs and judgements paid in litigation brought by third parties against them. As at 31 December 2002, B&W was named as defendant in 28 (31 December 2001, 29) US cases brought by foreign government entities seeking reimbursement of medical costs which they incurred for treatment for persons in their own countries who are alleged to have smoked imported cigarettes, including those manufactured by B&W. Ten foreign government cases have been dismissed.

Product liability outside the United States
At year end, active claims against Group companies existed in 17 countries but the only countries with more than five active claims are Argentina, Australia, Brazil, Canada, the Netherlands and the Republic of Ireland.

Conduct based claims
Conduct-based claims, including antitrust and RICO claims, have been filed in the US. Among these are some 29 class action antitrust cases brought by wholesalers or retailers alleging that B&W and other major US cigarette manufacturers conspired to fix prices for cigarettes. Although plaintiffs in these class actions have not specified the damages they claim, the amounts could be significant. Proceedings have also been brought in Italy by the local competition authority naming major cigarette manufacturers and, amongst others, the Company. None of these conduct-based claims is considered to be meritorious.

Conclusion
While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Company believes that the defences of the Group companies to all these various claims are meritorious both on the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgement were entered against any of the Group companies in any case, an appeal would be made. Such appeals could require the posting of appeal bonds or substitute security by the appellants in amounts which could in some cases equal or exceed the amount of the judgement. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation.

Having regard to these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of all this litigation will significantly impair the financial condition of the Group.

Other litigation
Flintkote, a US company, was part of the acquisition of Genstar Corporation by Imasco Limited in 1986 and became a Group subsidiary following the restructuring of Imasco in 2000. As at 31 December 2002 Flintkote had net assets of £75 million. Flintkote has been named, along with a large number of defendants, in numerous actions filed in various jurisdictions by individuals who seek damages based upon alleged exposure to asbestos products allegedly manufactured and/or sold by such defendants. Other plaintiffs have alleged damage to their buildings due to the presence in the buildings of certain materials containing asbestos allegedly manufactured and/or sold by such defendants. Certain of these claims and suits allege significant damage. All claims relate to businesses which ceased active operations in the early 1970s.

To date, substantially all of the claims costs and legal expenses incurred in connection with these suits have been covered by insurance proceeds and the Company believes that all current claims and suits against Flintkote are sufficiently covered by insurance. However, there are a number of factors, beyond the control of Flintkote, that could affect future costs, including but not limited to, the number and amount of additional claims that may be made, insurers not honouring their coverage obligations as specified in the insurance policies, the possible insolvency of co-defendants and/or insurance carriers, and the potential for legislative reform. Given these uncertainties as to timing and amount, no provision has been made for future litigation.

ANNUAL REPORT AND ACCOUNTS

The above figures have been extracted from the Group's full financial statements which, for the year ended 31 December 2001 have been delivered and for the year ended 31 December 2002, will be delivered to the Registrar of Companies. Both carry an unqualified audit report. The Annual General Meeting will be held on 15 April 2003 at 11.30 a.m. at The Brewery, Chiswell Street, London.

The report and accounts will be posted to shareholders in March 2002.

Alan F Porter
Secretary
25 February 2003



BRITISH AMERICAN
TOBACCO

www.bat.com

news release

BOARD CHANGES

British American Tobacco announces that Dr. Ana Maria Llopis is joining the Board as a Non-Executive Director with immediate effect. Mr. Johann Rupert will be retiring from the Board at the end of the Annual General Meeting on 15 April 2003. In addition, Mr. Peter Brickley, Chief Information Officer (CIO), is resigning from the Management Board to join Centrica as CIO with effect from 31 March.

Ana Maria Llopis was born in Venezuela, has Spanish nationality and has had a successful career in consumer marketing, notably with Procter & Gamble, Playtex and Banesto. She launched and was Chief Executive of the Open Bank (now called Patagon), Grupo Santander's branchless bank. She is currently Executive Vice-President, Financial and Insurance Markets, of Indra IT Technology and since 1998 has been a Non-Executive Director of Reckitt-Benckiser, where she serves on the Audit Committee.

Commenting on the changes, Martin Broughton, Chairman of British American Tobacco, said: "I am delighted to welcome Ana Maria to the Board. As well as her background in consumer marketing, she will be able to add a Spanish and Latin American perspective to the range of our Non-Executive Directors' experience. I would also like to thank Johann Rupert very much for the contribution he has made to the Board since the merger with Rothmans in 1999. Our merger has been a great success by any measure and I am grateful for all his continuing support as our largest shareholder."

Enquiries:

Investor Relations:
Ralph Edmondson
Tel: +44 (0)20 7845 1180

Press Office:
Dave Betteridge, Ann Tradigo, Sarah Corbey
Tel: +44 (0)20 7845 2888

24 February 2003

(Released to the London Stock Exchange 25 February 2003)